UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Amendment No:  )*

Under the Securities Exchange Act of 1934

Gulfport Energy Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

402635304
(CUSIP Number)

February 17, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
LG WF L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
23,852,117 (See Note 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,852,117 (See Note 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.1% (See Note 4)

12	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS
Alan E. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
23,852,117 (See Note 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,852,117 (See Note 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.1% (See Note 4)

12	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSONS
Robert D. Lindsay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
23,852,117 (See Note 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,852,117 (See Note 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13.1% (See Note 4)

12	TYPE OF REPORTING PERSON
IN

ITEM 1	(a) and (b). NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma  73134

ITEM 2(a).	NAME OF PERSON FILING

(i) LG WF L.P.
(ii) Alan E. Goldberg
(iii) Robert D. Lindsay (Mr. Lindsay, together with LG WF L.P. and Alan E. Goldberg, the “Reporting Persons”)

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE

The principal business office of each of the Reporting Persons is:

c/o Lindsay Goldberg LLC
630 Fifth Avenue, 30th Floor
New York, NY 10111

ITEM 2(c).	CITIZENSHIP

(i) LG WF L.P.: Delaware;

(ii) Alan E Goldberg and Robert D. Lindsay: United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER

402635304

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

Calculations of the percentage of shares of Common Stock beneficially owned assume a total of 158,829,816 shares of Common Stock outstanding as of February 10, 2017, according to information filed by Gulfport Energy Corporation on February 14, 2017.  As of February 17, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

Represents the 18,626,128 shares of common stock, par value $0.01 per share (“Common Stock”) of Gulfport Energy Corporation, a Delaware corporation, held of record by Vitruvian II Woodford, LLC, a Delaware limited liability company (“Vitruvian”), and 5,225,989 shares of Common Stock held in a separate escrow account pursuant to the terms and conditions of the Purchase and Sale Agreement by and among the Issuer, Vitruvian and a subsidiary of the Issuer that may be released to Vitruvian in certain situations (collectively, the “Vitruvian Shares”). Vitruvian is managed by its board of managers.  Pursuant to the Vitruvian Limited Liability Company Agreement, and subject to the conditions described therein, certain dispositions of Common Stock by Vitruvian require the approval of LG WF L.P., as a member of Vitruvian.  As such, LG WF L.P. may be deemed to beneficially own the Common Stock held by Vitruvian.  The general partner of LG WF L.P. is LG WF GP LLC (the "GP"). Alan E. Goldberg and Robert D. Lindsay are the executive managers of the GP and, through a series of affiliated investment funds, share ownership and voting control of the GP. Messrs. Goldberg and Lindsay, by virtue of this relationship, may be deemed to have or share indirect beneficial ownership. Messrs. Goldberg and Lindsay do not beneficially own securities of the Issuer directly.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either Mr. Goldberg or Mr. Lindsay is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and each of Messrs. Goldberg and Lindsay expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b) Percent of Class:

As of February 17, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which such Person has:

(i) See each cover page hereof.

(ii) See each cover page hereof.

(iii) See each cover page hereof.

(iv) See each cover page hereof.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017

LG WF L.P.

	By:	LG WF GP LLC, its General Partner

	By:	/s/ Alan E. Goldberg
	Name:	Alan E. Goldberg
	Title:	Executive Manager

	By:	/s/ Robert D. Lindsay
	Name:	Robert D. Lindsay
	Title:	Executive Manager

ALAN E. GOLDBERG

	By:	/s/ Alan E. Goldberg

ROBERT D. LINDSAY

	By:	/s/ Robert D. Lindsay

EXHIBIT INDEX

Exhibit 99: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, among LG WF L.P., Alan E. Goldberg and Robert D. Lindsay